Room 4561

April 6, 2006

Mr. Robert M. Lewis
Chief Financial Officer
Imergent, Inc.
754 East Technology Avenue
Orem, UT 84097

      Re: **Imergent, Inc.**
                 Form 10-K for Fiscal Year Ended June 30, 2005
                 Filed March 9, 2006
                 File No. 001-32277

Dear Mr. Lewis,

We have reviewed your response letter dated March 28, 2006 and have the following additional comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2005

Financial Statements

Consolidated Statements of Operations, page 52

1.	We have read your response to prior comment number 1. Regardless of the lack of VSOE for purposes of recognizing revenue prior to your business model change, we believe that you had an obligation to comply with Rule 5-03 of Regulation S-X requiring you to separately report service revenues, if material. Please provide us an analysis of services revenues for periods prior to the business model change that includes an estimate for the revenues associated with services for which VSOE did not exist.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

	You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

				Very truly yours,

				Brad Skinner
				Accounting Branch Chief